Rule 12g3-2(b) File No. 82/5168

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

SEC MAIL RECEIVED PROCESSING
SEP 12 2002
WASH, D.C. 155 SECTION

9 September 2002

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Isabelle Dubois-Denis
Secretariat Executive

Enclosures: - Press release dated 29 August 2002, "Orange SA Half Year Financial Results"

dlw 9/16

Orange SA Half Year Financial Results

London and Paris: Thursday August 29, 2002: Orange today announces a change in the date for the announcement of the group's financial results for the six months ended June 30, 2002, from next Wednesday 4th September to Friday 13th September.

This change of date has been made as a result of postponing the company's next board meeting, and that of France Telecom, in order to conclude deliberations in relation to MobilCom at the same time as approving the company's financial results for publication.

Orange issued a trading statement on July 25th reporting a strong half year performance in revenues, customer growth and annual average customer revenues. Orange confirms today that its financial results will meet the expectations created by that statement.

Commenting, Jean-François Pontal, Orange CEO, said:

"We apologise for such a late change in our planned reporting timetable. The fact is that we have had a good first six months and are fully on track to meet expectations for the full year. When we report our financials, however, it makes sense also clearly to state our position on MobilCom, and that means timing our Board meeting to approve both the financials and the MobilCom decision at the same time. Hence the delay".

Enquiries:

For further information, please contact:

Orange SA
David Smyth, Group Director of Strategic and Investor Services — + 44 (0) 20 7984 1691

Patricia Lefranc, Senior Investor Relations Manager — + 44 (0) 7855 423 291

Orange Media Centre — + 44 (0) 207984 2000
Denise Lewis, Group Director of Corporate Affairs

Citigate Dewe Rogerson — + 44 (0) 20 7638 9571
Anthony Carlisle (00 44 (0) 7973 611 888)